SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SANUWAVE Health, Inc.

(Name of issuer)

COMMON STOCK, $.001 par value per share

(Title of class of securities)

781083100

(CUSIP number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 State Street, 13th floor

Boston, MA 02109

(617) 778-9200

(Name, address and telephone number of person authorized to receive notices and communications)

October 12, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 781083100	13D	Page 2 of 6 Pages

1.	Name of reporting person SS OR IRS IDENTIFICATION No OF ABOVE PERSON Prides Capital Partners, L.L.C. 20-0654530
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds* See Item 3
5.	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 9,904,951**
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 9,904,951**
11.	Aggregate amount beneficially owned by each reporting person 9,904,951**
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 60.7%**
14.	Type of reporting person* OO (Limited Liability Company)

**	See Item 5

CUSIP No. 781083100	13D	Page 3 of 6 Pages

1.	Name of reporting person Kevin A. Richardson, II
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds* See Item 3
5.	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,581,008
	8.	Shared voting power 9,904,951**
	9.	Sole dispositive power 3,581,008
	10.	Shared dispositive power 9,904,951**
11.	Aggregate amount beneficially owned by each reporting person 13,485,959**
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 71.0%
14.	Type of reporting person* IN

**	See Item 5

This Amendment No.1 to Schedule 13D (the “Amendment”) is being filed to update the beneficial ownership information and the information contained Item 5 of the original Schedule 13D (the “Schedule 13D”) filed by the undersigned on September 25, 2009 with the Securities and Exchange Commission. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 1.	Security and Issuer.

Not applicable.

Item 2.	Identity and Background.

Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

See response to Item 5(c) below.

Item 4.	Purpose of Transaction.

See response to Item 5(c) below.

Item 5.	Interest in Securities of the Issuer.

(a), (b)	According to the Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2010 by SANUWAVE Health, Inc. (the “Company”), there were 12,509,657 shares of common stock, $.001 par value per share (“Common Stock”) issued and outstanding as of August 13, 2010. According to the Company’s Form 8-K filed on October 14, 2010 with the SEC, there were 1,658,830 shares of Common Stock issued pursuant to the Offering described in paragraph (c) below. Based on such information, after taking into account the transaction described in paragraph (c) below, the Reporting Persons report beneficial ownership of 8,652,518 shares of Common Stock, 387,863 Class A Warrants, 387,863 Class B Warrants, 895,252 Class D Warrants, 1,790,504 shares of Common Stock upon conversion of the Options described in paragraph (c) below into one share of Common Stock and a Class D Warrant, and 1,371,959 shares of Common Stock upon conversion of the Amended Senior Notes, all representing 71.0% of Common Stock outstanding, held by Prides Capital Partners, L.L.C. and Kevin A. Richardson, II. Voting and investment power with respect to 3,581,008 shares are held solely by Kevin A. Richardson, II. Voting and investment power with respect to 9,904,951 shares is held by Prides Capital Partners, L.L.C. Kevin A. Richardson, II is Managing Member of Prides Capital Partners, L.L.C.

Although Kevin A. Richardson, II is joining in this Schedule as a reporting person, the filing of this Schedule shall not be construed as an admission that he, for any purpose, is the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

(c)	Effective October 12, 2010, the Company, in conjunction with an offering of securities (the “Offering”) of the Company pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Act”), amended the terms of ten outstanding promissory notes with an initial aggregate issuance amount of $2,450,000 such that the unpaid principal and interest on each note was converted into the number of Units (as described below) equal to (i) the unpaid principal and interest on each such note, divided by (ii) 2. Each “Unit” in the Offering consists of: (i) one share of Common Stock; (ii) a two-year common stock purchase warrant (the “Class D Warrant”) to purchase one share of Common Stock, at an exercise price of $2.00; and (iii) an option (the “Option”), which expires on December 31, 2010, to purchase the same number of Units as granted pursuant to this transaction, at the purchase price of $2.00 per Unit. Kevin A. Richardson II, who is the chairman of the board of directors of the Company, is one of the noteholders who converted notes in the Offering. The unpaid principal and interest on the notes held by Mr. Richardson which were converted totaled $1,790,504, and this sum was converted into a total of 895,252 Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit E	Form of Promissory Note Amendment (Incorporated by reference to the Form 8-K filed with the SEC on October 14, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21, 2010

Prides Capital Partners, L.L.C.

By:	/S/ KEVIN A. RICHARDSON, II

Kevin A. Richardson, II

By:	/S/ KEVIN A. RICHARDSON, II